UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     333-57170

Resolution Performance Products LLC

(Exact name of registrant as specified in its charter)

1600 Smith Street, Suite 2400, Houston, Texas, 77002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices))

8% Senior Secured Notes due 2009

9  1/2% Senior Second Secured Notes due 2010

13  1/2% Senior Subordinated Notes due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             None*

Pursuant to the requirements of the Securities Exchange Act of 1934 Hexion Specialty Chemicals, Inc., as successor by merger to Resolution Performance Products LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 15, 2005	By: /s/ William H. Carter

* On May 31, 2005, Resolution Performance Products LLC merged with and into Hexion Specialty Chemicals, Inc. (“Hexion”), with Hexion being the surviving corporation in the merger. In connection with the merger, Hexion assumed the obligations of Resolution Performance Products LLC under the securities listed above. Accordingly, there are no holders of securities issued by Resolution Performance Products LLC. The covenants contained in the indentures governing the securities listed above with respect to filing reports with the Securities and Exchange Commission have been assumed by Hexion and all such future reports will be filed by Hexion.